June 26, 2025

R. John McWhorter
Chief Financial Officer
Third Coast Bancshares, Inc.
20202 Highway 59 North, Suite 190
Humble, Texas 77338

       Re: Third Coast Bancshares, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41028
Dear R. John McWhorter:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance